Advanced Series Trust
655 Broad Street, 17th Floor
Newark, New Jersey 07102

VIA EDGAR SUBMISSION

April 17, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Sonny Oh

Re:	Comments on Preliminary Proxy Statements of Advanced Series Trust
(Securities Act File No. 033-24962 and Investment Company Act File No. 811-05186)

Dear Mr. Oh:

On behalf of AST Emerging Managers Diversified Portfolio, AST Morgan Stanley Multi-Asset Portfolio and AST Wellington Management Real Total Return Portfolio (each a “Portfolio” and collectively “the Portfolios”), each a series of Advanced Series Trust (the “Trust” or “Registrant”), with respect to the Registrant’s preliminary proxy statements that were filed with the Commission on April 5, 2019 (each a “Proxy Statement” and collectively, the “Proxy Statements”).  The Proxy Statements were filed in connection with proposed Plan of Substitution (the “Plan”) for each of the above-referenced Portfolios as part of planned liquidations of the Portfolios.  The Definitive Proxy Statements will be filed on Friday, April 19, 2019.  Any changes noted herein will be tagged to indicate changes from the Preliminary Proxy Statements.  Any changes made in response to the Commission Staff’s comments, as well as certain non-material changes, will be reflected in the Proxy Statements.

This letter responds to the Commission staff’s (the “Staff”) comments provided telephonically on April 15, 2019 by Mr. Oh to Melissa Gonzalez.  The Staff’s comments and the Registrant’s responses are set forth in order below.  Comment and the responses noted apply to each Proxy Statement.  Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Proxy Statements.

1.

Comment:  Please confirm that the Substitution has met all the conditions of the Northwestern National Life Insurance SEC No-Action Letter dated April 10, 1995 and provide appropriate disclosure in the Proxy Statements to reflect meeting all the conditions.

Response:  The Registrant confirms that the conditions of the Northwestern National Life Insurance SEC No-Action Letter (the “NW Letter”) have been met. The Registrant also confirms that each Proxy Statement includes disclosure reflecting all of the conditions.

In particular, below are the conditions of the NW Letter, with notations as to where each condition is addressed by the Proxy Statements: (1) the Substitution will take place at relative net asset value with no change in the amount of any contract owner’s interest [Proposal – Plan of Substitution]; (2) contract owners will not incur any fees or charges as a result of the Substitution [Proposal – Contract Charges and Rights]; (3) contract owner rights and insurance company obligations under any contract will not be altered [Proposal – Contract Charges and Rights]; (4) all expenses incurred in connection with the Substitution will be paid by an entity other than the Portfolio [Proposal – Substitution Expenses]; (5) the Substitution will not cause the contract fees and charges to increase [Proposal – Contract Charges and Rights]; (6) the substitution will not impose any tax liability on contract owners [Proposal – Federal Income Tax Consequences]; (7) proxy statements are being provided to each contract owner [Voting  Information]; (8) the Registrant is holding a special meeting of shareholders for purposes of voting on the proposed substitution [Voting  Information]; (9) the insurance companies, as the record owner of Portfolio shares, will vote their shares in accordance with the instructions received from contract owners [Voting  Information]; (10) any shares for which the insurance companies do not receive timely voting instructions, or which are not attributable to contract owners, will be voted in proportion to the instruction received from all contract owners having an interest in the Portfolio [Voting  Information]; and (11) the Substitution will not occur unless and until the shareholders of the Portfolio approve of the Substitutions [Voting  Information].

2.	Comment: With respect to Question 1 in the Question and Answers portion of the Proposal, please confirm that there are no variable life policies that are related to this Substitution.

Response:  The Registrant confirms that there are no variable life insurance policies that utilize the Portfolios.

3.

Comment:  With respect to Question 6 in the Question and Answers portion of the Proposal, please modify the response to clearly explain how many free transfers a contract owner will have before and after the effective date of the Plan.  Please make sure it is consistent throughout the Proxy.  Further, be specific on the date the transfers may begin to take place.

Response:  The Registrant has modified and clarified the language in the Q&A and throughout the Proxy Statement to include the number of free transfers and the date by which contract holders can execute their free transfers. The Q&A and the Proxy Statement now read:

“Currently and at any time prior to the date of the Substitution, Contract owners may elect one free transfer of their interests in the [Wellington Portfolio] to any of the other investment options offered under their Contract, subject to the terms of the relevant Contract prospectus and Contract, and no transfer fees or other charges will be imposed. Following the Substitution, Contract owners who had any remaining interests transferred from the sub-account investing in the [Wellington Portfolio] to that investing in the Substitute Portfolio may elect one free transfer among any of the remaining investment options in accordance with the terms of the Contracts, also free of any transfer fees or other charges, until September 27, 2019 which is 90 days post the anticipated effective date of the Substitution.”

4.

Comment:  With respect to Question 7 in the Question and Answers portion of the Proposal, please include that PGIM Investments and its affiliates are bearing all costs associated with the Proxy Statements, including associated transaction costs, which is consistent with the Northwestern National Life Insurance, SEC No-Action Letters.

Response:  Consistent with the NW Letter (cited in Response 1 above), PGIM Investments or its affiliates will bear the expenses incurred in connection with implementing the substitution plan, including legal and accounting services, proxy costs (filing, printing, mailing and tabulation), and variable product costs (filing, printing and mailing).  The Proxy Statements note that allocation of expenses both in Question 7 in the Question and Answer section and in the “Substitution Expenses” section under the Proposal.  The NW Letter provided that the fund would not bear these types of expenses, but did not require that the insurance company or its affiliates bear fund transaction costs.  In particular, the staff response stated, “All expenses incurred in connection with the proposed substitutions will be paid by [the insurance company and an affiliate of the fund manager].”  The incoming letter similarly stated, “All expenses incurred in connection with the proposed substitution, including legal, accounting, and other fees and expenses, would be paid by [the insurance company and an affiliate of the Fund adviser].”  Neither the NW Letter nor the cited precedent requires the insurance company, the adviser or their affiliates to bear fund transaction costs.  The Proxy Statement, in the “Proposal – Substitution Expenses” section, states that the transaction costs will be borne by the Portfolio.  Accordingly, we respectfully decline to revise the Proxy Statements in response to this comment.

5.	Comment: Commission Staff reminded the Registrant that the Proxy Statements should have included the term “preliminary” as part of the title to the Proxy Statements.

Response:  The Registrant respectfully notes the Staff’s comment and will ensure all future proxy statements will include “Preliminary.”

6.

Comment:  Voting Information, as it appears on pages 7 and 8, should be included in the body of the Proxy Statement.  The Information noted should be incorporated into the Voting Information section of the Proxy Statement.

Response:  Voting information referenced on pages 7 and 8 have been included into the Proxy Statements under Voting Information.  In addition to the existing language, that section of the Proxy Statements now includes the following statement:

“Each Insurance Company will vote the Shares for which it receives timely voting instructions from Contract owners in accordance with those instructions. Shares in each sub-account of a Separate Account that is invested in the [Wellington Portfolio] for which an Insurance Company receives a voting instruction card that is signed, dated and timely returned but is not marked to indicate voting instructions will be treated as an instruction to vote the Shares in favor of the Proposal.”

7.

Comment:  Similar to Comment #4 above, on page 10, under Substitution Expenses, please clarify in the Proxy Statements that the contract owners will not bear the transaction costs associated with the substitution.

Response:  See response to Comment 4 above.

8.

Comment:  Prominently note in the Proxy that the Substitute Portfolio is a money market portfolio that has substantially different investment policies, strategies, objectives and risks than the Existing Portfolio and, maybe, inconsistent with contract owners’ investment goals under the contract.

Response:  The Registrant included the recommended language.

9.

Comment:  Under the “Reasons for Proposed Substitution . . .” on page 11 of the Proxy Statement, please enhance how the Board of Trustees considered and analyzed the factors that are outlined as part of the Board’s consideration to approve the proposed liquidation.

Response:  The Registrant has included additional language in the Proxy Statements regarding the Board of Trustees considerations.

“The Board considered several factors in approving the liquidation of the [Wellington Portfolio] including the fees of each of the [Wellington Portfolio] and the Substitute Portfolio, the performance of the [Wellington Portfolio] and the Substitute Portfolio, and the assets under management in the Wellington Portfolio which, as of January 31, 2019 were only [$19 million].  Because the Manager does not expect additional inflows into the [Wellington Portfolio] the Board also considered that the Portfolio would remain small and thus, potentially, not be able to be managed in a manner that fully implemented the Subadviser’s views.  Given these factors, the Board approved the Liquidation of the [Wellington Portfolio].” (Proxy Statements for the AST Emerging Managers Diversified Portfolio, AST Morgan Stanley Multi-Asset Portfolio include the factors relevant to those portfolios.)

10.

Comment:  Under the “Reasons for Proposed Substitution . . .” on page 11 of the Proxy Statement, please consider relocating the last paragraph of the section pertaining to reallocating interests to the Transfer Rights section of the Proxy.

Response:  The Registrant respectfully declines this comment and believes the disclosure is appropriate under “Reasons for the Proposed Substitution.”

11.	Comment: For the Average Annual Total Returns chart on page 15 and Annual Portfolio Management Fees chart on page 16, please use calendar year end.

Response:  Average Annual Total Returns and Annual Portfolio Management Fees are modified to be as of December 31, 2018.

12.

Comment:  On page 15, under Comparison of Fees and Expenses, please remove the statement “[e]stimated pro forma expense ratios of the Substitute Portfolio giving effect to the Substitution would be the same as or lower than those shown below for the Substitute Portfolio” and any relevant information pertaining to pro forma expense ratios.  In the alternative, supplementally provide the basis as to why pro forma information is being provided.

Response: The Registrant has deleted the reference to “pro forma”.

13.

Comment:  On page 15, under Annual Portfolio Operating Expenses, please clarify the second to last sentence in the second footnote to read as follows: “Expenses waived/reimbursed by PGIM Investments may be recouped by PGIM Investments within the same fiscal year during which such waiver/reimbursement is made if such recoupment can be realized without exceeding the expense limit in effect at the time of the waiver or the recoupment.”  In addition, supplementally verify and confirm that there will be no pending recoupments on or after the date of substitution.

Response:  The Registrant confirms that the statement is correct.  Waivers or reimbursements may only be recouped in the same fiscal year for which such waiver or reimbursement has occurred.  When a portfolio has an expense waiver or reimbursements expenses will never exceed that expense limitation.  The Manager may recoup a previous wavier or reimbursement to the extent a portfolio’s expenses are equal to or below the waiver or reimbursement, but only in the same fiscal year.  Should the expense limitation change, the recoupment will never exceed the expense limitation in place at the time of recoupment.  The Registrant confirms that there will be no recoupment on the Portfolios before or after the date of substitution for waiver or reimbursement relating to the prior expense limitation.

14.

Comment:  On Page 16, please remove the second column that notes the “Management Fee as a % of Average Net Assets (after fee waivers and/or reimbursements)” for both the Existing Portfolio and the Substitute Portfolio.

Response:  The columns referencing “Management Fee as a % of Average Net Asset (after fee waivers and/or reimbursements)” is deleted.

15.

Comment:  On Page 17 under the Solicitation of Proxies and Voting Instructions, please disclose the anticipated compensation to be paid to Broadridge and disclose that this is included as solicitation costs that will be covered by the Investment Manager.

Response:  Estimated compensation to Broadridge is added under “Solicitation of Proxies and Voting Instructions.”

16.

Comment:  On Page 17, with regard to the revocation of proxy instructions, clarify the name of the insurance companies to whom the revocation should be provided and what constitutes a properly executed revocation.

Response:  The manner in which voting instructions may be revoked is clarified and now reads, “At any time prior to an Insurance Company's voting at the Meeting, a Contract owner may revoke his or her voting instructions with respect to the Proposal by providing the Insurance Company (as noted on each Contract owner’s voting instruction card) with a properly executed written revocation of such voting instructions, properly executing later-dated voting instructions by a voting instruction card, telephone at 1-800-690-6903 or over the Internet at www.proxyvote.com, or appearing and providing voting instructions in person at the Meeting.”

17.	Comment: On page 18 under Other Matters, if applicable, please provide disclosure in response to Item 23 for security holders sharing an address.

Response:  Each Contract owner receives a proxy statement, including those living in the same household.  Accordingly, the Registrant did not include any additional information as Item 23 only requires disclosure if only one proxy is being sent to multiple addresses sharing the same household.

18.	Comment: In Exhibit B, please disclose the number of votes, even if it is the same number as Shares Outstanding.

Response:   The Registrant has revised the introduction to Exhibit B to read as follows: “The following table sets forth the outstanding shares of the [Wellington Portfolio] as of April 5, 2019.  Each whole Share of the Portfolio is entitled to one vote as to the Proposal, and each fractional share is entitled to a proportionate fractional vote.”

* * * * *

Please contact the undersigned at (973) 367-1495 with any questions.

Sincerely yours,

/s/ Kathleen DeNicholas
Kathleen DeNicholas
Vice President and Corporate Counsel